10659-00-01

AMENDMENT

to the

POOL REINSURANCE AGREEMENT NO. 3118

Effective July 1, 2006

(hereinafter referred to as the “Agreement”)

between

PHOENIX LIFE INSURANCE COMPANY, East Greenbush, New York, USA

(hereinafter referred to as the “Ceding Company”)

and

PHOENIX LIFE AND ANNUITY COMPANY, Hartford, Connecticut, USA

(hereinafter referred to as the “Ceding Company”)

and

PHL VARIABLE INSURANCE COMPANY, Hartford, Connecticut, USA

(hereinafter referred to as the “Ceding Company”)

and

RGA REINSURANCE COMPANY, Chesterfield, Missouri, USA

(hereinafter referred to as the “Reinsurer”)

This Amendment is Effective July 1, 2006

It is understood that policies reinsured under this Agreement may increase or decrease due to normal attrition and changes to policy account values or contractual changes. This includes changes to the base policy and all riders. It is further understood that, with the exception of those policies listed in the attached Exhibit D1, the Reinsurer will accept 50% of the Net Amount At Risk that the Ceding Company has retained on any given life, up to the limits outlined below, which are the Ceding Company’s Retention Limits:

A.	Our Maximum Retention limits for Single Life and Joint First-to-Die policies:

Ages	Standard	Flat Extra < $10 per 1,000 or 125% - 200%	Flat Extra >= $10 per 1,000 or 225% and up
0 – 14	$10,000,000	$3,000,000	$2,500,000
15 – 70	$10,000,000	$10,000,000	$4,000,000
71– 80	$10,000,000	$6,000,000	$1,500,000
81 – 85	$4,000,000	$2,500,000	None
86 – 90	None	None	None

B.	Our Maximum Retention limits for Joint Second-to-Die policies:

Retention on Second-to-Die plans will be the larger of the two individual retentions, unless one life is uninsurable. here one life is rated uninsurable, use the regular Single Life retention limits for the insurable life.

Ages	Standard	Flat Extra < $10 per 1,000 or 125% - 200%	Flat Extra >= $10 per 1,000 or 225% and up
0 – 14	$12,000,000	$3,500,000	$3,500,000
15 – 70	$12,000,000	$12,000,000	$6,000,000
71– 80	$12,000,000	$7,000,000	$6,000,000
81– 85	$12,000,000	$2,500,000	None
86 – 90	None	None	None

Policies With Limited Coverage by the Reinsurer

The policies in the attached Exhibit D1 will be covered under this Agreement with the Net Amount At Risk eligible to be ceded to the Reinsurer limited to the amounts specified in Exhibit D1 for each. The Ceding Company will not cede more than 50% of their retention and will not cede a Net Amount At Risk larger than the amount specified herein.

All provisions of the Agreement not specifically modified herein remain unchanged.

IN WITNESS WHEREOF, all parties have executed this Amendment in duplicate as follows:

PHOENIX LIFE INSURANCE COMPANY		RGA REINSURANCE COMPANY
PHOENIX LIFE AND ANNUITY COMPANY
PHL VARIABLE INSURANCE COMPANY

By:		By:
(Signature)		(Signature)

Title:	VP	Title:	Vice President & Managing Actuary

Date:	9/9/2015	Date:	9/1/2015

Location:	HARTFORD, CT	Location:	Chesterfield, Missouri

  2

EXHIBIT D1

(Effective July 1, 2006)

Maximum Amount Ceded

  3

One American Row
P.O. Box 5056
Hartford, CT 06102-5056

September 30, 2009

Ms. Pat Wolf
RGA Reinsurance Group of America Inc.
1370 Timberlake Manor Parkway
Chesterfield, Missouri 63017

Dear Pat:

The treaty #3118 between our companies covers an in force block of business. that was ceded to RGA effective 7/1/2006. This treaty covers specific policies that are listed in Exhibit D..

We currently have a policy, insured Martin Willick, that was on the :1, original list, but due to administrative systems problems we have had to change the policy number to. On our September 2009 billing statements we have terminated the reinsurance in place under and added it under. RGA will now see all premiums paid under this new policy number.

We will be filing this letter in our treaty file as documentation of this change and our expectation that the reinsurance coverage provided by you under is being moved to.

Should you have any questions or comments please feel free to contact me at 860-403-5818.

Sincerely,

Carole Bancroft

Manager Reinsurance Contracts

Life and Annuity Financial

RGA Bulk

POOL REINSURANCE AGREEMENT NO. 3118

EFFECTIVE July 1, 2006

between

PHOENIX LIFE INSURANCE COMPANY

of

East Greenbush, New York

and

PHOENIX LIFE AND ANNUITY COMPANY

of

Hartford, Connecticut

and

PHL VARIABLE INSURANCE COMPANY

of

Hartford, Connecticut

Collectively as Ceding Company

and

RGA REINSURANCE COMPANY

of
Saint Louis, Missouri

as Reinsurer

TABLE OF CONTENTS

Article I	Scope of the Agreement	Page 1

Article II	Reinsurance Coverage	Page 2

Article III	Procedures	Page 3

Article IV	Commencement of Reinsurance	Page 4

Article V	Reinsurance Premium Rates and Payments	Page 4

Article VI	Changes to the Reinsurance	Page 7

Article VII	Recapture	Page 9

Article VIII	Claims	Page 10

Article IX	Arbitration	Page 12

Article X	Insolvency	Page 14

Article XI	Offset	Page 15

Article XII	Inspection of Records	Page 15

Article XIII	Letter of Credit	Page 15

Article XIV	Confidentiality	Page 17

Article XV	Financial Solvency	Page 18

Article XVI	Severability	Page 18

Article XVII	Miscellaneous	Page 19

Article XIX	Execution of the Agreement	Page 21

EXHIBITS

Exhibit A	Reinsurance Coverage

Exhibit B	Reinsurance Administration

Exhibit C	Reinsurance Rates and Allowances

Exhibit D	Listing of Policies

ARTICLE I-SCOPE OF THE AGREEMENT

1.	Parties to the Agreement

The parties to this Agreement are Phoenix Life Insurance Company and Phoenix Life and Annuity Company and PHL Variable Insurance Company (collectively referred to as ceding company, we, us and our) and RGA Reinsurance Company (as reinsurer, referred to as you and your). The parties mutually agree to transact reinsurance according to the terms of this Agreement. This Agreement is for indemnity reinsurance and you and we are the only parties to the Agreement. There will be no right or legal relationship whatsoever created by this Agreement in any other person having an interest of any kind in policies that are reinsured under this Agreement.

We agree that we will not make you a party to any litigation between any such third party and us. Neither party will disclose the other’s name to these third parties with regard to the agreements or transactions that are between our companies, unless prior written approval is obtained from the other party.

2.	Effective Date of the Agreement

This Agreement will go into effect at 12:00 A.M., July 1, 2006 and covers policies listed in Exhibit D.

3.	Entire Agreement

The text of this Agreement and all Exhibits, Schedules and Amendments appended hereto constitute the entire agreement between the parties. There are no other understandings or agreements between us regarding the policies reinsured other than as expressed in this Agreement.

4.	Modification of the Agreement

The parties may modify this Agreement, only by means of a written amendment to this Agreement which has been signed by all parties.

5.	Duration of the Agreement

Reinsurance will remain in force until the termination or expiry of the policy on which reinsurance is based, as long as we continue to pay reinsurance premiums as shown in Article V (Reinsurance Premium Rates and Payments), unless otherwise terminated in accordance with the terms of this Agreement. However, you will not be held liable for any claims or premium refunds which are not reported to you within one hundred eighty days following the termination or expiry of the last cession remaining reinsured under this Agreement.

6.	Compliance

This Agreement applies only to the issuance of insurance by us in a jurisdiction in which we are properly licensed.

The parties represent that, to the best of their knowledge, they are in compliance with all state and federal laws and regulations applicable to the business reinsured under this Agreement. In the event that either party is found to be in noncompliance with any such law or regulation, the Agreement will remain in effect and the parties will seek to remedy the non-compliance and will indemnify each other for any direct loss suffered as a result of the non-compliance.

7.	Severability

If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

8.	Waiver

Either party may choose not to enforce nor insist upon the strict adherence to any provision or right under this Agreement. If either party so elects, it will not be considered to be a permanent waiver of such provision nor in any way affect the validity of this Agreement. The applicable party will still have the right to insist upon the strict adherence to that provision or any other provision of this Agreement in the future. Any waiver of provisions by a party under this Agreement must be in writing and signed by a duly authorized representative of the party.

ARTICLE II - REINSURANCE COVERAGE

1.	Automatic Reinsurance

You will accept automatically reinsurance of death benefits on our net retained amounts of individually underwritten life policies on any permanent resident of the United States or Canada, in agreement with the provisions and limitations shown in Exhibit A (Reinsurance Coverage). The individual risk must be underwritten in accordance with our standard underwriting practices and guidelines, which are in effect at the time the policy and/or benefit(s) is underwritten.

You will also accept automatically reinsurance of riders and supplementary benefits written with the covered death benefits, but only to the extent that we specifically list the riders and supplementary benefits in Exhibit A, Part I.

2.	Facultative Reinsurance

Facultative reinsurance will not be provided under this Agreement. However, policies currently under facultative reinsurance will still have our retained portion ceded automatically under this Agreement.

3.	Basis of Reinsurance

Reinsurance under this Agreement will be on a Yearly Renewable Term basis for the net amount at risk on the portion of the original policy that is reinsured with you. The net amount at risk for any policy period will be calculated according to Exhibit C.

Riders or supplementary benefits ceded with death benefits will be reinsured as shown in Exhibit C.

ARTICLE III - PROCEDURES

1.	Automatic Reinsurance

Individual notification for the placement of automatic reinsurance will not be necessary. Subject to Article V (Reinsurance Premium Rates and Payments) and Exhibit B (Reinsurance Administration), changes to existing reinsurance will be shown on our periodic billing report.

2.	Policy Expenses

We will bear the expenses of all medical examinations, inspection fees and other charges incurred in connection with reinstatements or reentries.

3.	Reference Materials

Upon request we will provide you with any reference materials which you may require for proper administration of cessions under this Agreement. All information will be subject to the confidentiality and privacy requirements set forth in Article XIV (Confidentiality).

ARTICLE IV - COMMENCEMENT OF REINSURANCE

1.	Automatic Reinsurance

Your liability for cessions ceded automatically under this Agreement will begin on July 1, 2006 and will end simultaneously with our contractual liability for the policy on which reinsurance is based, unless otherwise terminated in accordance with this agreement.

2.	Continuation of Liability

Continuation of your liability is conditioned on our payment of reinsurance premiums as provided in Article V (Reinsurance Premium Rates and Payments) and is subject to Article VI (Changes to the Reinsurance) and Article VII (Recapture), and Article I (Scope of the Agreement).

3.	Temporary Insurance Receipt Liability

Temporary Insurance Receipt Liability will not be covered under this Agreement.

ARTICLE V - REINSURANCE PREMIUM RATES AND PAYMENTS

1.	Reinsurance Rates

Reinsurance premium rates that we will pay you for business reinsured under this Agreement are shown in Exhibit C. The reinsurance premium rate payable for any cession for any accounting period will be calculated on the basis of the net amount at risk reinsured as of that period.

For reasons relating to deficiency reserve requirements by the various state insurance departments, the rates shown in Exhibit C cannot be guaranteed for more than one year. While you anticipate that the reinsurance rates shown in Exhibit C will continue to be charged, it may become necessary for you to charge a rate that is the greater of the rate from Exhibit C or the corresponding statutory net premium rate based on the 1980 CSO Table at 4.5% interest for the applicable mortality rating. If you choose to increase the rates in Exhibit C, we reserve the right to terminate reinsurance and recapture all business reinsured under this Agreement as of the date the rates were increased. The recapture will be without penalty.

Procedures and details of the reinsurance rate calculation for any benefits or riders ceded under this Agreement are shown in Exhibit C.

All financial transactions under this Agreement will be in United States dollars.

2.	Payments

We will self-administer the periodic reporting of our statements of account and payment of balances due to you as shown in Exhibit B.

Within thirty days after the close of each reporting period, we will send you a statement of account for that period along with payment of the premium due. If the statement of account shows a net balance due us, you will remit that amount to us within thirty days of your receipt of the statement of account. If premium balances remain unpaid for more than sixty (60) days after they are due the party due the payments reserves the right to charge interest from the end of the reporting period. Interest will be calculated at the prime rate plus two percent (2%) as stated in the Wall Street Journal on the first business day in the month immediately prior to the due date of the premium, when renewal premiums are not paid within sixty (60) days of the due date.

Our timely payment of reinsurance premiums is a condition precedent to your continued liability. If we have not paid the balance due you by the thirty-first day following the close of the reporting period, you have the right to give us thirty days’ written notice of your intention to terminate the reinsurance on which the balance is due and unpaid. At the end of this thirty-day period, your liability will automatically terminate for all reinsurance on which balances remain due and unpaid, (the “termination date”). Even though you have terminated the reinsurance, we will continue to be liable for the payment of unpaid premium balances through the termination date, along with interest charges calculated from the due date shown above to the date of payment. We agree that we will not force termination under the provisions of this paragraph to avoid the recapture requirements, or to transfer the block of business reinsured to another reinsurer.

If we overpay a reinsurance premium and you accept the overpayment, your acceptance will not constitute nor create a reinsurance liability nor result in any additional reinsurance. Instead, you will be liable to us for a credit in the amount of the overpayment, without interest.

If we fail to make a full premium payment for a policy or policies reinsured hereunder, due to an error or omission as defined in Article VI, the amount of the reinsurance coverage provided by you shall not be reduced. However, once the underpayment is discovered, we will be required to pay the difference between the full premium amount and the amount actually paid on the next monthly statement without interest. If the payment of the full premium is not made within sixty (60) days after the discovery of the underpayment, the underpayment shall be treated as a failure to pay premiums and subject to the termination conditions above.

Unearned premiums will be returned on deaths, surrenders and other terminations. This refund will be on a prorated basis without interest from the date of termination of the policy to the date to which a reinsurance premium has been paid.

We may reinstate reinsurance which you terminated for non payment of premium, subject to approval by you within thirty (30) days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon. You will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice your right to collect premiums for the period during which reinsurance was in force prior to the expiration of the ninety (90) day notice.

We may not force termination under the provisions of this Article to avoid the provisions regarding recapture, nor to transfer the reinsured policies to another Reinsurer.

3.	Tax Reimbursements

A.	Premium Tax

Details of any reimbursement·of premium taxes that we pay on behalf of reinsurance payments to you are shown in Exhibit C, Section VIII (Premium Taxes).

B.	DAC Tax

The following will be effective where applicable:

l.	The parties mutually agree to the following pursuant to Section 1.848-2 (g) (8) of the Income Tax Regulation issued December 29, 1992 under Section 848 of the Internal Revenue Code of 1986, as amended. This election will be effective for all taxable years for which this Agreement remains in effect.

The terms used in this Section are defined in Regulation Section 1.848-2 in effect as of December 29, 1992. The term “net consideration” will refer to either net consideration as defined in Section 1.848-2 (f) or “gross premium and other consideration” as defined in Section 1.848-3 (b), as appropriate.

a)	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the General Deductions Limitation of IRC Section 848 (c) (1).

b)	The parties mutually agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency. The parties also mutually agree to exchange information otherwise required by the Internal Revenue Service.

4.	Experience Refund

Details of any Experience Refund payable to us will be shown in Exhibit C, Section XI (Experience Refund).

ARTICLE VI - CHANGES TO THE REINSURANCE

1.	Errors and Oversights

If either party fails to comply with any of the provisions of this Agreement because of unintentional clerical errors, oversights or misunderstandings in the administration of this Agreement, the underlying status of this Agreement will not be changed. The parties will be restored at the earliest possible date to the position they would have occupied had no such clerical error, oversight or misunderstanding occurred.

2.	Misstatement of Age or Sex

If the misstatement of the age or sex of a reinsured life causes an increase or reduction in the amount of insurance in the policy, the parties will share in the change in proportion to the original liabilities as of the time the policy was issued.

3.	Changes to the Policy

a)	All changes - If any change is made to the policy, the reinsurance will change accordingly. We will notify you of the change if it affects the reinsurance of this policy and the appropriate premium adjustment, on our periodic statement of account.

b)	Non-contractual Increases - Non-contractual Increases will not be covered under this Agreement.

c)	Contractual and Regulatory Increases - Reinsurance of increases in amount resulting from contractual policy provisions will be based on the issue age, mortality rating, underwriting class and duration from issue of the original policy, unless fully underwritten. Reinsurance of increases in amount resulting from contractual policy provisions that are fully underwritten, will be based on current age, mortality rating, underwriting class, and first duration.

Both parties will share the increased amount proportionately. The resulting Net Amount At Risk must not exceed the Maximum Retention Amount in Exhibit A.

Any changes in the Initial Death Benefit due to changes in the policy’s cash value or account value will be shared proportionately between us and all reinsurers.

d)	Extended Term and Reduced Paid-Up Insurance - If any policy reinsured under this Agreement converts to Extended Term Insurance or Reduced Paid-Up Insurance, the net amount at risk reinsured will be adjusted as appropriate and reinsurance will be continued in accordance with the continuing provisions of the policy. Reinsurance payments for the adjusted policy will be calculated on the basis of the original issue age of the insured and the duration of the original policy at the time the adjustment became effective, i.e. point-in-scale basis.

e)	Any policy covered under this Agreement which undergoes conversion will continue to be covered under this Agreement. For the purposes of this Agreement, and unless otherwise specifically covered elsewhere, “conversions” will mean continuations, rollovers, exchanges, and/or internal replacements.

4.	Reductions, Terminations and Reinstatements

If any part of the coverage on a life reinsured under this Agreement is reduced or terminated, the amount reinsured will also be reduced or terminated to the extent that we will continue to maintain our appropriate retention limit based on issue age and table rating of insured as shown in Exhibit A. We will not be required to assume amounts in excess of the retention limit that was in force when the affected policy or policies were issued.

Reductions and terminations are permitted only when the underlying policyholder directs such a reduction or termination of the issuing company policy that is in force at the time that the reductions and terminations take place, or by operation of the policy’s terms.

If a policy reinsured under this Agreement is lapsed or terminated, the reinsurance of such policy will also terminate. If a policy under this Agreement lapses and is subsequently reinstated in accordance with our standard rules and procedures previously disclosed to you, reinsurance for the amount at risk effective at the time of the lapse will be reinstated automatically at the date of reinstatement of the policy. We will send you copies of reinstatement papers only upon request.

We will notify you of all reinstatements on our periodic statement of account and we will pay all reinsurance payments due from the date of reinstatement to the date of the current statement of account. Thereafter, reinsurance payments will be in accordance with Article V (Reinsurance Premium Rates and Payments).

5.	Risk Classification Changes

If the policyholder requests a substandard table rating reduction or removal of a flat extra, such change will be underwritten by the us in accordance with our standard underwriting guidelines, practices, and procedures for risk selection, as communicated to you at the time of pricing, as well as any subsequent material changes to these guidelines, practices, and procedures that have been consented to in writing by you.

6.	Policy Loans

You do not participate in policy loans nor other forms of indebtedness on policies reinsured under this Agreement; therefore, policy loans do not affect the Reinsurance Death Benefit.

ARTICLE VII - RECAPTURE

1.	Basis of Recapture

Recapture will be allowed under this Agreement only in the following circumstances:

a)	You elect to increase the premium rates shown in Exhibit C, as discussed in Article V (Reinsurance Rates and Payments); or

b)	We elect to recapture all business reinsured under this Agreement.

Policies will be eligible for recapture under paragraph a) above as of the effective date of the rate increase, regardless of issue date. Policies will be eligible for recapture under paragraph b) above when the policy has been in force under this Agreement for the Recapture Period shown in Exhibit C, Section lX Recapture Period, and will be based on the effective date of this Agreement. All recapture will be without penalty.

2.	Method of Recapture

If we elect to recapture because you have increased reinsurance rates, 1.a) above, the recapture will be effective as of the effective date of the rate increase, regardless of issue date.

If we elect to recapture all business reinsured under this Agreement, 1.b) above, we will give you written notice of our intent to recapture and the effective date that the recapture will occur. Such notice will be at least ninety days prior to the effective date of the recapture.

If we omit or overlook the recapture of any eligible policy or policies, your acceptance of reinsurance premiums after the date the recapture would have taken place will not cause you to be liable for the amount of the risk that would have been recaptured. You will be liable only to refund any such reinsurance premiums received, without interest.

ARTICLE VIII - CLAIMS

1.	Notice of Claim

Claims will be reported and administered on a bulk basis. We will give you notification of all incurred and settled claims on our monthly statement of account. Notification of rescission of policies where the insured is still alive will be provided in writing. You may request, and we will send, documents on any claim reinsured under this Agreement.

2.	Settlement of Claims

Claim payments will be applied against premium payments. If the amount of claims payment due us exceeds the amount of premium payment due you, you will remit the undisputed balance due us within forty-five (45) days of your receipt of the statement of account. You will pay your proportionate share of all claims eligible for coverage under this Agreement except as specified in this Article. If payments remain unpaid for more than sixty (60) days after they are due, the party due the payment reserves the right to charge interest from the end of the reporting period. Interest will be calculated as follows: at prime rate plus two percent (2%) as stated in the Wall Street Journal on the first business day in the month immediately prior to the due date of the balance due.

We will provide you with claim documentation, for all contestable claims with face amounts in excess of $1,000,000 and for contestable claims with face amounts of $1,000,000 and under where we elect to deny, rescind or reduce the claim payment. We will provide notification on our monthly claims reports for non-contestable claims. It is our sole decision to determine the proper action on and settlement of a claim.

Our claim settlements will be administered according to the standard procedures we apply to all claims, whether reinsured or not.

3.	Claim Expenses

Except as provided in Article VIII, Section 4, you will pay your proportionate share of any interest paid to the claimant on death benefit proceeds according to our practices and either at the same rate that we use, or at the rate prescribed by state law in connection with the settlement of a claim.

Your share of claim expenses will be in the same proportion that your original liability bears to our original liability. These expenses include reasonable claim investigation and legal expenses incurred in connection with the litigation or settlement of claims payable under this Agreement.

We will be responsible for and shall not hold you responsible for payment of the following claim expenses:

a)	routine administrative expenses for the home office or elsewhere, including our employees’ salaries;

b)	expenses incurred in connection with any dispute or contest arising our of a conflict in claims of entitlement to policy proceeds or benefits which we admit are payable.

4.	Contested Claims

We will promptly notify you if we intend to contest, compromise or litigate a claim covered by this agreement.

a)	If you prefer not to participate in the contest, you will notify us of your decision within fifteen business days of your receipt of all documents requested, and you will immediately pay us the full amount of reinsurance due. Once you have paid your reinsurance liability, you will not be liable for any legal and/or investigative expenses and you will have no further liability for those expenses described in subparagraph b, below, which are associated with the contest, compromise or litigation of a claim.

b)	When you agree to participate in a contest, compromise or litigation involving reinsurance, we will give you prompt notice of the beginning of any legal proceedings involving the contested policy. We will promptly furnish you with copies of all documents pertaining to a lawsuit or notice of intent to file a lawsuit by any of the claimants or parties to the policy.

c)	You will share in the payment of reasonable investigative and attorneys’ fees in the same proportion as your original liability bears to our original liability prior to the contest of the claim. You will not reimburse expenses associated with non reinsured policies.

d)	If our contest, compromise or litigation results in a reduction in the liability of the contested policy, you will share in the reduction in the same proportion that the amount of reinsurance bore to the amount payable under the terms of the policy on the date of death of the insured.

5.	Extra Contractual Damages

You will not participate in punitive or compensatory damages. You will participate in your proportionate share of any penalties and interest imposed automatically against us by statute to the extent such penalties and interest are derived solely from our decision to deny the claim, but only to the extent that such penalties are not covered under any policy of insurance. You will not share in payment of any penalties or interest from any fraudulent and/or criminal act, omission or course of conduct committed solely by us or our agent or representative.

The parties recognize that circumstances may arise in which equity would require you to the extent permitted by law, to share proportionately in punitive and compensatory damages. Such circumstances are difficult to define in advance, but would generally be those situations in which you were an active Party, and in writing, recommended, consented to, or ratified our act or course that ultimately resulted in the assessment of the extra contractual damages. In such situations, both parties will share such damages so assessed, in equitable proportions.

ARTICLE IX - ARBITRATION

1.	Basis for Arbitration

The parties to this Agreement understand and agree that the wording and interpretation of this Agreement is based on the usual customs and practices of the insurance and reinsurance industry. While the parties agree to act in good faith in our dealings with each other, it is understood and recognized that situations may arise in which agreement cannot be reached.

In the event that the parties cannot resolve any dispute to their mutual satisfaction, the dispute will first be subject to good-faith negotiation as described below in an attempt to resolve the dispute without the need to institute formal arbitration proceedings.

2.	Negotiation

Within ten days after one of the parties has given the other the first written notification of the specific dispute, each party will appoint a designated officer to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as early as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The specific format for such discussions will be decided by the designated officers.

If the officers cannot resolve the dispute within thirty days of their first meeting, it is agreed that the dispute will be submitted to formal arbitration. However, the parties may agree in writing to extend the negotiation period.

3.	Arbitration Proceedings

No later than fifteen days after the final negotiation meeting, the officers taking part in the negotiation will give written confirmation that they are unable to resolve the dispute and that they recommend establishment of formal arbitration.

An arbitration panel consisting of three past or present officers of life insurance or reinsurance companies not affiliated with any of the parties in any way will settle the dispute. The party seeking arbitration will appoint one arbitrator and give notice of such appointment to the other party, who must appoint its arbitrator within 30 days. If the notified party does not select an arbitrator within thirty (30) days after the other party has given notice of appointing an arbitrator, then the American Arbitration Association will appoint an arbitrator for the party that has failed to do so. The party that has failed to appoint an arbitrator will be responsible for all expenses levied by the American Arbitration Association for such appointment. The two arbitrators will select a third. If the two arbitrators cannot agree on the choice of a third within 30 days of their appointment, each arbitrator shall nominate three candidates within 10 days thereafter, two of whom the other shall decline, and the decision shall be made by drawing lots.

The arbitration proceedings will be conducted according to the Commercial Arbitration Rules of the American Arbitration Association which are in effect at the time the arbitration begins.

The arbitration will take place in Hartford, Connecticut unless mutually agreed otherwise.

The parties to this Agreement may agree to extend any of the negotiation or arbitration periods.

Within sixty days after the close of the arbitration proceedings the arbitrators will issue a written decision on the dispute and a statement of any award to be paid as a result. The decision will be based on the terms and conditions of this Agreement as well as the usual customs and practices of the insurance and reinsurance industry, rather than on strict interpretation of the law. The written decision will be final and binding and there will be no further appeal, except that either party may petition any court having jurisdiction regarding the award rendered by the arbitrators.

Each party will pay the fees of its own attorneys, the arbitrator appointed by the party, and all other expenses connected with the presentation of its own case. The two parties will share equally in the cost of the third arbitrator. The arbitrators shall operate in a fair but cost efficient manner. For example, the arbitrators are not bound by technical rules of evidence and may limit the use of depositions and discovery.

ARTICLE X - INSOLVENCY

1.	If we are judged insolvent, you will pay all reinsurance under this Agreement directly to us, our liquidator, receiver or statutory successor on the basis of your liability under the policy or policies reinsured without dimunition because of our insolvency. It is understood, however, that in the event of our insolvency the liquidator, receiver or statutory successor will give you written notice of a pending claim on a policy reinsured within a reasonable time after the claim is filed in the insolvency proceedings. While the claim is pending, you may investigate and interpose at your own expense in the proceedings where the claim is to be adjudicated, any defense which you may deem available to us, our liquidator, receiver or statutory successor. It is further understood that the expense you incur will be chargeable, subject to court approval, against us as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to us solely as a result of the defense you have undertaken. Where two or more reinsurers are involved in the same claim and a majority in interest, determined in proportion to each reinsurer’ s share of the risk, elect to interpose defense to the claim, the expenses will be apportioned in accordance with the terms of the reinsurance agreement as though we had incurred the expense.

If you are deemed insolvent by the Insurance Commissioner of your state of domicile, you will be bound by any legal directions imposed by your liquidator, receiver or statutory successor. However, if not in conflict with such legal directions, at our option and with prior written notice we may terminate your rights and duties under this Agreement, in which case we will be under no obligation to make future premium payments to you, your liquidator, receiver or statutory successor. However, you, your liquidator, receiver or statutory successor will be liable for any claim payments or refunds of premiums which remain outstanding.

ARTICLE XI - OFFSET

Either party to this Agreement may offset any balances, whether on account of premiums, allowances, claims or expenses due from one party to the other as respects business reinsured under this Agreement and only the balance will be allowed or paid provided the party that seeks to avail itself of this right of offset is not in breach of any provision of this Agreement.

The right of offset will not be affected or diminished because of the insolvency of either party.

ARTICLE XII - INSPECTION OF RECORDS

Either party will have the right at any reasonable time to inspect the original papers, records, books, files or other documents relating directly or indirectly to the reinsurance coverage under this Agreement. These documents will be made available during normal office hours to a representative of either company who will be named in advance; notification of such visits will normally be given two (2) weeks in advance and even in urgent cases at least forty-eight (48) hours in advance.

ARTICLE XIII - LETTER OF CREDIT

If at any time you are not licensed as an insurer or accredited as a reinsurer in all of the states, territories, or if applicable, the District of Columbia, as necessary for us to take credit on our Annual Statement for all or part of the coverage we ceded to you, then unless you have arranged to secure your own obligation under this Agreement in some other manner which meets the approval of that regulatory authority, you are obligated to promptly obtain a clean, unconditional irrevocable Letter of Credit for our benefit. The Letter of Credit will be issued by a qualified financial institution within the meaning of New York Insurance Regulation 133 in an amount equal to the reserves ceded to you and will be in a form acceptable under New York Insurance Regulation 133. You will bear the cost of any such Letter(s) of Credit.

If established, we may draw on the Letter of Credit at any time only for the following purposes:

a)	To pay your share or to reimburse us for your share of unearned premium or any liability for loss ceded by this Agreement;

b)	To make refund of any sum which is in excess of the actual amount required to pay your share of any unearned premium or liability ceded under this Agreement;

c)	To pay other amounts due us under this Agreement.

In the event that we receive notice from the qualified financial institution that the Letter of Credit will not be renewed and security acceptable under the insurance regulations regarding credit for reinsurance is not established within ten days prior to the date of expiration, you agree to fund an account with us in an amount at least equal to the deduction for reinsurance ceded, from our liabilities ceded under this Agreement. Such amount shall include, but not be limited to, amounts for policy reserves, reserves for claims and losses incurred (including losses incurred but not reported), loss adjustment expenses, and unearned premiums; to be used for such uses and purposes specified above.

In the event that we draw on any Letter of Credit so established in an amount in excess of the actual amounts required for items a), b ), or c) above, or in the case of a draw against any fund established as outlined above, any amounts that are subsequently determined not to be due to us shall be promptly returned to you by us. In addition, in the event that we draw on any fund established as outlined above, in an amount in excess of the actual amounts required, we shall pay you interest on the amounts held at a rate equal to the prime rate of interest or the rate permitted by an .arbitration panel operating under Article IX of this Agreement; whichever is greater.

The amounts drawn under any Letter of Credit will be applied without diminution because of the insolvency of either party. The financial institution shall have no responsibility whatsoever in connection with the propriety of withdrawals we·make or the disposition of funds withdrawn, except to see that withdrawals are made only upon the order of our properly authorized representatives.

Not withstanding the preceding, should you not be able to obtain a qualifying Letter of Credit or other reserve credit security acceptable to us, we will permit you to assign and novate your position as reinsurer under this Agreement to another reinsurer. Our written consent must be provided in response to your proposal to assign and novate your position under this Agreement, before this can occur. In addition, any proposed reinsurer must have an A.M. Best rating of (A) or better at the time of the transfer and the proposed reinsurer must accept the novation of this Agreement and all amendments that are attached to it, without any material modification to the substantive terms of the Agreement. We will not unreasonably deny novation proposals presented by you if all criteria above are met.

Should you not be able to obtain a qualifying Letter of Credit or other reserve credit security acceptable to us, and should both parties not be able to come to agreement on novation proposals, and as a result we are not able to take credit on our Annual Statement for all or part of the coverage we ceded to you, then we may recapture the business ceded under this Agreement. In that event, both parties will negotiate in good faith the terms of a mutually agreed recapture of the reinsurance provided hereunder, consisting of the appropriate amount of net reserves to be held in respect of the reinsured amount being recaptured.

ARTICLE XIV - CONFIDENTIALITY

1.	You will hold in trust for us and, except as necessary for retrocession purposes, will not disclose or cause to be disclosed to any non-party to this Agreement any of our confidential information. Confidential information is information which relates to policy owner data, experience information (including but not limited to mortality and/or lapse information), and any other information considered nonpublic personal information as defined under statute or state law, risk selection guidelines, any and all information contained in our current and future underwriting manuals, trade secrets, research, products and business affairs, but does not include:

a)	Information which is generally known or easily ascertainable by non-parties of ordinary skill.
b)	Information acquired from non-parties who have no confidential commitment to either party to this Agreement.

You will take all necessary and appropriate measures to ensure that your employees and agents abide by the terms of this Article

2.	Confidential information as defined above may be shared or used by you within your organization and with a third party only if required to administer or perform services under this agreement. If required by law, you agree that you will enter into a written agreement with such third parties not to disclose our confidential information, before you share confidential information with such third parties. You will take all necessary and appropriate measures to ensure that your employees and representatives abide by the terms of this agreement.

3.	Upon termination of service for us, all confidential information must be disposed of in a responsible manner, provided however that you may retain one copy of such confidential information for the limited purpose of resolving any dispute(s) that have arisen or may arise out of this Agreement or your performance of any duty hereunder. You agree to return all other records and copies of confidential information, in whatever form then existing, to the appropriate officers of the Ceding Company or to destroy such records in a responsible manner once the need for their retention expires. Upon request you will provide in writing, written certification that destruction of such records has occurred. In the event you are requested or required by law, regulation, or order, subpoena or civil process to disclose any confidential information, you agree that you provide Phoenix with an opportunity to take appropriate action.

4.	Notwithstanding the foregoing, we agree that you may aggregate our data with that of other companies reinsured, on the condition that our data not be identified by our corporate name, logo or any other means. We also agree that you may make available any necessary data or information to your auditors, or any governmental or administrative agencies in the course of their examination of your records, systems and procedures provided that they are (1) made aware by you that this is Confidential Information; and (2) agree to abide by the restrictions of this Agreement on further dissemination of said Confidential Information.

ARTICLE XV - FINANCIAL SOLVENCY

This Agreement is entered into in reliance on the utmost good faith of the parties including, for example, their representations and disclosures. It requires the continuing utmost good faith of the parties; their representatives, successors, and assigns. This includes a duty of full and fair disclosure of all information respecting the formation and continuation of this contract, the business reinsured, the underwriting and policy issues (rules, practices, and staff), the financial condition of the parties, studies and reports on the business reinsured, and the solvency of the parties.

You or your representatives have the right at any reasonable time to inspect our records relating to this Agreement. Each party represents and warrants to the other party that it is solvent on a statutory basis in all states in which it does business or is licensed. Each party agrees to promptly notify the other if it is subsequently financially impaired. You have entered into this Agreement in reliance upon our representatives and warranties. We affirm that we have disclosed and will continue to disclose to you all matters material to this Agreement.

ARTICLE XVI- SEVERABILITY

In the event that any provision or term of this Agreement shall be held by any court, arbitrator, or administrative agency to be invalid, illegal or unenforceable, all of the other terms and provisions shall remain in full force and effect to the extent that their continuance is practicable and consistent with the original intent of the parties. In addition, if any provision or term is held invalid, illegal or unenforceable, the parties will attempt in good faith to renegotiate the Agreement to carry out the original intent of the parties.

ARTICLE XVII- MISCELLANEOUS

1.	Assignment

Rights and obligations of this Agreement cannot be assigned by either party unless mutually agreed to by all parties. The terms of this Agreement are binding upon the parties, their representatives, successors, and assigns. The parties to this Agreement are bound by ongoing and continuing obligations and liabilities until the underlying policies are no longer in force. This Agreement shall not be bifurcated, partially assigned, or partially assumed.

2.	Notices And Communications

Notices and other communications required or permitted to be given under this Agreement shall be deemed to have been duly given if communicated, or confirmed, between the parties by facsimile, electronic mail or regular mail and/or telephone for the following:

●	the submission (including medical reports and exchange of information) for facultative review

●	administration issues, including but not limited to, payment of premiums

●	routine administration and electronic reporting format policy

●	claims notices, proofs, claim contests

●	actuarial and material changes regarding pricing

●	document drafting and review

●	taxes

●	auditing

●	all general and routine communications

Notices and other communications related to other matters than included above, especially legal matters, required to be given under this Agreement shall be effective if in writing and (i) mailed by United States registered or certified mail, return receipt requested, or (ii) delivered by overnight express mail, or (iii) sent by facsimile transmission followed by a confirmation mailed by first class or overnight mail to:

If to Ceding Company:

Phoenix Life Insurance Company

PHL Variable Insurance Company

Phoenix Life and Annuity Company

One American Row

Hartford, CT 06102-5056

If to Reinsurer:

RGA Reinsurance Company

General Counsel

1370 Timberlake Manor Parkway

Chesterfield, Missouri 63017-6039

3.	Applicable Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without giving effect to the conflict of laws provisions thereof.

4.	Counterparts

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement.

5.	Dividends

You will not reimburse us for dividends to policyholders.

6.	Anti-Money Laundering

Both parties have established and maintain policies and procedures to comply with applicable laws and regulations relating to anti-money laundering and anti-terrorism financing activities including, without limitation, the U.S.A. Patriot Act, the lists promulgated or maintained by the United States Department of Treasury naming specially designated nationals or blocked persons, and any other laws, regulations, executive orders or similar actions that impose sanctions or prohibit or restrict transactions or relations with designated persons, entities, organizations or governments.

ARTICLE XIX - EXECUTION OF THE AGREEMENT

In witness whereof, we have caused this Agreement to be executed in duplicate at the dates shown below, by the respective officers duly authorized to do so.

PHOENIX LIFE INSURANCE COMPANY

PHOENIX LIFE AND ANNUITY COMPANY

PHL VARIABLE INSURANCE COMPANY

Signature

Vice President
Title

June 29, 2006
Date of Signature

RGA REINSURANCE COMPANY

Signature	Signature

Sales V. P.	VP & Actuary
Title	Title

6-29-06	6/29/2006
Date of Signature	Date of Signature

EXHIBIT A
(Effective July 1, 2006)

REINSURANCE COVERAGE

I.	REINSURANCE COVERAGE

A listing of policies covered under this Agreement is attached as Exhibit D, and includes policies issued from July 1, 2002 through December 31, 2005, inclusive, with a net amount at risk of 2,000,000 or greater. We will retain 50% and you will accept 50% of the net amount at risk, with the combined risk of both parties not to exceed our retention limit, as outlined below.

Reinsurance will be placed automatically under this Agreement provided that:

●	Each risk is classified using individual underwriting standards that were in effect at the time the policy and/or benefit(s) is underwritten.

●	Each insured life is a permanent resident of the United States or Canada.

Riders that are covered under this Agreement are:

Individual Term Rider, Estate Term Rider, Policy Split Option, Conditional Exchange Option Rider, Life Plan Option Rider, Cost of Living Rider, Purchase Protector Plan, Guaranteed Death Benefit Rider, Credit of Specified Amount upon Death of Covered Insured Rider, Four Year Survivorship Term Rider, Four Year Term Rider, Extended Maturity Riders.

Reinsurance coverage will provide neither cash surrender values or loan values.

II.	RETENTION LIMITS

A.	Our Maximum Retention limits for Single Life and Joint First-to-Die policies:

Ages	Standard	Flat Extra< $10 per 1,000 or 125%- 200%	Flat Extra >= $10 per 1,000 or 225% and up

0 - 14	$ 10,000,000	$ 3,000,000	$ 2,500,000
15 – 70	$ 10,000,000	$ 10,000,000	$ 4,000,000
71 – 80	$ 10,000,000	$ 6,000,000	$ 1,500,000
81 – 85	$ 4,000,000	$ 2,500,000	None
86 – 90	None	None	None

B.	Our Maximum Retention limits for Joint Second-to-Die policies:

Retention on Second-to-Die plans will be the larger of the two individual retentions, unless one life is uninsurable. Where one life is rated uninsurable, use the regular Single Life retention limits for the insurable life.

Ages	Standard	Flat Extra< $10 per 1,000 or 125%- 200%	Flat Extra >= $10 per 1,000 or 225% and up

0 - 14	$ 12,000,000	$ 3,500,000	$ 3,500,000
15 – 70	$ 12,000,000	$ 12,000,000	$ 6,000,000
71 – 80	$ 12,000,000	$ 7,000,000	$ 6,000,000
81 – 85	$ 4,000,000	$ 2,500,000	None
86-90	None	None	None

C.	Additional Notes:

1)	Maximum Retention for Civil Aviation Non-Rated Private Pilots is $6,000,000.

2)	Amounts used to calculate our retention will include the base policy, one year term additions (Optionterm and Fifth Dividend Option) and additional term insurance riders.

3)	When the net amount at risk on any policy reinsured under this Agreement falls below $100,000, that reinsurance will terminate as of the anniversary date on or immediately following the change in net amount at risk.

III.	AUTOMATIC ACCEPTANCE LIMITS FOR THE POOL

You will automatically accept the coverage for the risks described in Exhibit A, I.

IV.	RESERVES:

Our valuation actuary must certify the amount of reserves calculated on the reinsured policies in force as of September 30 of the current year. We will provide this to you annually by October 31.

EXHIBIT B
(Effective July 1, 2006)

REINSURANCE ADMINISTRATION

Reinsurance administration and premium accounting will be on a self-administered basis. Premiums will be paid Annually in advance.

For each Monthly reporting period, we will submit to you reports, via paper or electronic media, containing information in general compliance with the following:

●	BILLING REPORT

Policy Number, Sequence, Name of Insured, Date of Birth, Sex, Original Issue Date, Issue Date, Issue Age, Underwriting Class, Automatic/Facultative Indicator, Substandard Rating, Premium Information, Allowance Information, First Year/Renewal Year Distinction, Net Amount At Risk, Transaction code, Transaction Effective Date.

●	POLICY EXHIBIT

	Case Count	Volume
Beginning In Force
New Business Reinstatements Other Increases Lapses Deaths Other Terminations Recaptures Other Decreases Natural Variance
Ending In Force

On a Quarterly basis we will submit to you, via paper or electronic media, an in force listing containing information in general compliance with the following:

●	IN FORCE LISTING

Policy Number, Sequence, Name of Insured, Date of Birth, Sex, Original Issue Date, Issue Date, issue Age, Underwriting Class, Automatic/Facultative Indicator, Substandard Rating, Net Amount At Risk.

EXHIBIT C
(Effective July 1, 2006)

REINSURANCE RATES AND ALLOWANCES

I.	NET AMOUNT AT RISK CALCULATION

Single Life Plans:

The Net Amount at Risk in any policy year will be the difference between the death benefit and the cash value, taken to the nearest dollar, as of the policy anniversary occurring in that year

First-to-Die Plans:

Each insured life is considered a separate policy. The Net Amount at Risk for First-to-Die Plans is calculated on each life individually using the same procedures as described for Single Life Plan, above.

Second-to-Die Plans:

The Net Amount at Risk in any policy year will be the difference between the death benefit and the cash value, taken to the nearest dollar, as of the policy anniversary occurring in that year.

II.	RATES AND ALLOWANCES FOR LIFE REINSURANCE

[redacted]

[redacted]

[redacted]

IV.	RATES FOR SUBSTANDARD TABLE RATINGS

[redacted]

TAXES

You will not reimburse us for premium taxes for reinsurance ceded under this Agreement.

IX.	RECAPTURE PERIOD

Recapture will be allowed after 15 years. This period will be based on the effective date of this Agreement.

X.	CONVERSIONS

For the purpose of this Agreement, and unless otherwise specifically covered elsewhere, “conversions” will mean continuations, rollovers, exchanges and/or internal replacements. The policy being converted to may be issued by Phoenix Life Insurance Company, or any of its’ subsidiaries. Converted policies will continue using the rates shown in Exhibit C, subsection II, and will be based on the original issue age of the insured and the current duration of the original policy at the time of the conversion, i.e. point-in-scale basis.

Where the conversion is on an attained age basis with normal underwriting, we will consider the policy terminated for the purpose of this Agreement, and will recapture all benefits as of the conversion date.

XI.	EXPERIENCE REFUND

Reinsurance under this Agreement is not eligible for an Experience Refund.

XII.	REENTRIES

Administration of reentries will be on the same basis as used for the underlying policy on which reinsurance is based.